

April 11, 2023

Jimmi Sue Smith
Chief Financial Officer
Koppers Holdings Inc.
436 Seventh Avenue
Pittsburgh, PA 15219

> **Re: Koppers Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 27, 2023**
> **File No. 1-32737**

Dear Jimmi Sue Smith:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 30

1. Please revise MD&A in future annual and quarterly filings to more fully address the following:
   - When you disclose and discuss multiple factors that impact your operations, quantify the impact of each factor, for example, we note you identify multiple factors that impacted net sales by segment, cost of sales, and Adjusted EBITDA by segment, such as price, volume, supply, and demand;
   - Your cost of sales discussion is only presented on a consolidated level, if applicable, discuss material factors that impact cost of sales at the segment level;
   - You disclose on page 18 that your European-based CMC business lost a substantial portion of its coal tar requirements that were previously sourced from the Russian Federation and Ukraine. If material, more fully explain the impact this had on your

results of operations and how you are mitigating the loss of these sources, including the potential impact this may have on future results; and

- You disclose that increased costs due to inflationary pressures outpaced price increases to your customers. Quantify and disclose the impact of inflationary pressures you experience and continue to update your disclosures to indicate the extent to which you are able to pass on increased costs to customers to mitigate inflationary pressures.

2. We note you present Total Adjusted EBITDA Margin on pages 31 and 32 without presenting the most directly comparable GAAP measure, net income margin, with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K. If you continue to present this non-GAAP measure, please revise future filings to fully comply with the requirements of Item 10(e) of Regulations S-K. This comment is also applicable to the presentation of this non-GAAP measure in your Earnings Releases filed under Form 8-K.

3. We note your reconciliations of Adjusted EBITDA to net income on page 33 include adjustments identified as LIFO expense (benefit). Please more fully explain to us the specific nature and purpose of this adjustment. If the adjustment is essentially meant to reflect operating results on a FIFO basis rather than a LIFO basis, please revise future filings to clarify that fact. If the adjustment is something other than that, please explain to us how you determined the adjustment is appropriate based on the guidance in Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. This comment is also applicable to the non-GAAP reconciliations in your Earnings Releases filed under Form 8-K.

Critical Accounting Policies
Goodwill and Intangible Assets, page 36

4. Based on your disclosures, it appears the estimated fair values of two of your reporting units result in there not being substantial headroom between the estimated fair values and carrying values. Please expand your disclosures in future filings to more fully address the following:
- Disclose the percentages by which the estimated fair values exceed the carrying values at the date of the most recent impairment test;
- Provide a more detailed description of the key assumptions used to estimate fair values, including how the key assumption was determined;
- Discuss the degree of uncertainty associated with the key assumptions and identify any material changes to your assumptions year over year, if applicable; and
- Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(b)(3) of Regulation S-K.

Quantitative and Qualitative Disclosures about Market Risk
Interest Rate and Debt Sensitivity Analysis, page 39

5.   Please revise future filings to also address the potential impact and risks associated with refinancing fixed rate debt in a raising interest rate environment to the extent material.

Notes to the Consolidated Financial Statements
8. Stock-based Compensation, page 54

6.   We note your disclosure that volatility assumptions are based on the historical volatility of your common stock and the historical volatility of certain other similar public companies. Please explain to us why you believe using other similar public companies is appropriate given that historical stock prices of your common stock have been available since your initial public offering in 2006. Refer to SAB Topic 14.D.1 and ASC 718-10-55-35 through 55-41.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing